EXHIBIT 99.1

Northern Dynasty: U.S. Army Corps Have Extended Deadline to Comment on Future Plans to June 23, 2023

June 12, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) reports that its 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) has been informed that the Alaska District of the U.S. Army Corps of Engineers (“USACE”) requested an extension of the 45 day deadline to communicate the plan on how the District plans to move forward with its reconsideration of the administrative record after remand. The Division Engineer approved the request for extension and the revised deadline is June 23, 2023.

As reported by the Company on May 1, 2023, in a news release entitled “US Army Corps Remand highlights serious flaws in the permitting decision”, the USACE Pacific Ocean Division had given the Alaska District 45 days to review the appeal decision and notify the parties how it plans to proceed in light of the EPA’s Final Determination. This deadline expired on Friday, June 9, 2023. The news release is available at the following link: https://northerndynastyminerals.com/news/news-releases/2023/northern-dynasty-u.s-army-corps-remand-highlights-serious-flaws-in-the-permitting-decision/

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedar.com and the US at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897